UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-08739
CUSIP NUMBER 121579106

(Check One) ☒ Form 10-K □ Form 20-F □ Form 11-K □ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR

For Period Ended: May 28, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

Former Name if Applicable
_____________________________________________________

Address of Principal Executive Office
1830 Route 130 Burlington, New Jersey 08016
(Street and Number) (City, State and Zip Code)

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report of portion thereof, could not be filed within the prescribed time period.

Burlington Coat Factory Warehouse Corporation (the "Company") is unable to file its Annual Report on Form 10-K for the year ended May 28, 2005 (the "Form 10-K"), within the prescribed time period without unreasonable effort or expense, because the Company is still in the process of completing its financial statements and its assessment of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. The Form 10-K, which was due to be filed on August 11, 2005, is expected to be filed prior to or on August 26, 2005. The Company is filing this report for a 15-day extension, from August 11, 2005 to August 26, 2005, for filing its Form 10-K.

PART IV
OTHER INFORMATION
  Name and telephone number of person to contact in regard to this notification:

  Robert L. LaPenta, Jr.
  (Name)

  (609) 387-7800, Extension 1216
  (Area Code) (Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
  ☒ Yes □ No
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes □ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated net sales from continuing operations for the fiscal year ended May 28, 2005 were $3.171 billion, compared with $2.833 billion for the fiscal year ended May 29, 2004, an 11.9% increase. These results reflect a 6.3% comparative store sales increase for the twelve month period.

Prior to completing its financial statements as described in Part III above, the Company is unable, except as set forth above, to reasonably estimate any anticipated significant change in results in operations from the corresponding period of the last fiscal year.

Burlington Coat Factory Warehouse Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2005 /s/ Robert L. LaPenta, Jr.

Robert L. LaPenta, Jr.
Vice President - Chief
Accounting Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).